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                      AMERICAN ORIENTAL BIOENGINEERING INC.
                               NO. 308 XUEFU ROAD
                                NANGANG DISTRICT
                            HARBIN, HLJ150086, CHINA
                               (86-451) 8666-6601

                                January 12, 2004

VIA EDGAR

Song P. Brandon, Esq.
Division of Corporate Finance
United States Securities and Exchange Commission
450 Washington Street, N.W.
Washington, D.C.  20549

Re:      American Oriental Bioengineering Inc.
         Form RW - Application for Withdrawal of Registration Statement on Form SB-2 File No. 333-111626 filed on December 30, 2003

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, American Oriental Bioengineering Inc. (the "Registrant") hereby respectfully requests that its Registration Statement on Form SB-2, Commission File No. 333-111626 (the "Registration Statement"), be immediately withdrawn and that an order of the Commission granting such withdrawal be granted.

         The Registration Statement was filed on behalf of certain investors pursuant to a registration rights provision in the Investment Agreement entered into between the Registrant and the investors (the "Investment Agreement"). The Investment Agreement has expired and all the terms under the Investment Agreement have become void. The Registration Statement has never become effective, and no securities were sold in connection with the offering contemplated by the Registration Statement.

         If you have any questions regarding the foregoing application for withdrawal, please feel free to contact Howard Jiang (212-891-3982) of Baker & McKenzie, 805 Third Avenue, New York, New York 10022, the Registrant's outside counsel.

                                                                      Sincerely,

                                           American Oriental Bioengineering Inc.

                                                                  /s/ Shujun Liu
                                                     ---------------------------
                                                                      Shujun Liu
                                                     Chief Executive Officer and
                                                           Chairman of the Board